Exhibit 15.1

True Leaf Medicine International Ltd. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

True Leaf Announces Acceleration of Warrant Expiry

VERNON, BC – March 15, 2019 – True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA), a leading global cannabis and hemp wellness brand for pets, announced today that market conditions have triggered the acceleration of the expiry of the following share purchase warrants of the Company (the “Warrants”):

•	871,795 warrants issued May 29, 2017 with an amended exercise price of $0.355 per common share

•	1,861,432 warrants issued June 12, 2017 with an amended exercise price of $0.355 per common share

Under the terms of the Warrants, if for any 10 consecutive trading days the closing price of the Company’s common shares on the Canadian Securities Exchange exceeds $0.44375, then the term of the Warrants will be reduced to 30 days commencing seven days from the end of such 10 consecutive trading day period. On March 14, 2019, the closing price of the common shares exceeded $0.44375 for 10 consecutive trading days. Accordingly, the expiry date for the Warrants is now April 21, 2019. Any Warrants unexercised as of the new expiry date will be void and of no effect whatsoever.

The Company’s warrants issued on May 29, 2017 and June 12, 2017 with an exercise price of $0.45 per common share that are not subject to the recent repricing (warrantholders who did not elect to sign the Warrant Amending Agreement) will not be affected by the accelerated expiry date.

About True Leaf

True Leaf is a leading global cannabis and hemp wellness brand for pets. Inspired by the unconditional love our pets give us every day, we return that love through our wellness pet products which help maintain and protect the natural vitality of our pet companions. “Return the Love” is the purpose that drives our business and is at the heart of our values to bring happiness to pets and their owners.

www.trueleaf.com

Media Contact :

Paul Sullivan

Director, Public Relations

Paul@trueleaf.com

O: 604-685-4742

M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)

Director and Corporate Relations

Kevin@trueleaf.com

M: 778-389-9933

True Leaf Medicine International Ltd. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

Phil Carlson (US)

KCSA Strategic Communications

pcarlson@kcsa.com

O: 212-896-1233

Scott Eckstein (US)

KCSA Strategic Communications

seckstein@kcsa.com

O: 212-896-1210

Follow True Leaf

Twitter: @trueleafpet

Facebook: True Leaf Pet

Instagram: @trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.